Penn Octane Corporation
77-530 Enfield Lane, Bldg D
Palm Desert, CA 92211
(760) 772-9080
July 20, 2007
Via EDGAR
April Sifford, Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:
Penn Octane Corporation
Form 10-K for the Fiscal Year Ended December 31, 2006
Filed April 17, 2007
Form 10-Q for the Fiscal Quarter Ended March 31, 2007
Filed May 21, 2007
File No. 000-24394
Comment Letter Dated June 21, 2007

Dear Ms. Sifford:
In connection with the above referenced comment letter, Penn Octane Corporation (the “Company”) requests an additional 10 business days from the previously extended response due date of July 20, 2007, in order to respond to the comment letter. This request is based on the additional time required to gather and complete all the necessary information in order to prepare our response. This delay was compounded by the amount of management attention required in order to complete a transaction originally expected to close in the first week of July 2007 which is now expected to close next week. In addition, the Company has been working on negotiations in connection with several other potential transactions.
Please contact me directly at 310-563-1830 if you have any objection to the revised timing described above.
Thank you for your consideration.
Sincerely,

/s/ Ian T. Bothwell

Ian T. Bothwell,
Vice President and Chief Financial Officer
Penn Octane Corporation